UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Release

On May 22, 2017, the registrant announced that the Board of Directors (the “Board”) of the registrant has received a preliminary non-binding proposal (the “Proposal”) from Dr. Charles Zhang, Chairman of the Board of the registrant, to acquire for cash all of the outstanding Class A and Class B ordinary shares of the registrant, including shares represented by American depositary shares (“ADSs”) of the registrant, each representing two Class A ordinary shares, for $21.05 per Class A or Class B ordinary share, or $42.10 per ADS. The Board has just received the Proposal and has not had an opportunity to review the Proposal or make any decision with respect to registrant’s response to the Proposal. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on Form 6-K may contain forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposal or that a transaction based on the Proposal or any other similar transaction will be approved or consummated.

Exhibit

99.1	Press release: “Changyou Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Jasmine Zhou
Jasmine Zhou,
Chief Financial Officer

Date: May 22, 2017